FOIA CONFIDENTIAL TREATMENT REQUEST

February 12, 2007

Securities and Exchange

Commission

100 F Street, NE

Washington, D.C. 20549

Attention:

Mr. Michael Fay

Mail Stop 3561

Re:

Sequa Corporation

File No. 1-804

Form 10-K: For the Year Ended December 31, 2005

Dear Mr. Fay:

On behalf of Sequa Corporation (the “Company” or “Sequa”), we hereby submit responses to the comments of the staff regarding the Company’s Form 10-K for the year ended  December 31, 2005 as set forth in your letter dated January 24, 2007 (the “Comment Letter”).

In responding to your comments, the Company acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sequa has requested confidential treatment of a portion of its response pursuant to 17 C.F.R. 200.83.  Pursuant to such rule, we hereby provide the following information to the staff:

Company seeking confidential treatment: Sequa Corporation

Contact person: Diane C. Bunt, Senior Associate General Counsel and Corporate Secretary,

212-986-5500 x 5224 (telephone), 212-661-2189 (facsimile).

For your convenience, we have numbered the Company’s responses to the staff’s comments to correspond to numbers used in the Comment Letter.

1.

You have indicated that as of September 30, 2006, June 30, 2006, and December 31, 2005, unbilled revenues recorded as an asset in relation to your power-by-the-hour and material-by-the-hour contracts were $56.7 million, $47.3 million, and $39.3 million, respectively. It is our understanding that these amounts can be subsequently billed based upon the actual hourly usage by your customers of their specified engines, aircrafts, or auxiliary power units.

Please explain to us the facts and circumstances of these contracts that have led to significant unbilled receivable balances. That is, explain why the actual hourly usage from the beginning of these contracts through the balance sheet dates did not generate enough billable revenue to cover the fair value of the delivered elements. As part of your response, explain to us the reason for the increase in unbilled revenues over these three balance sheet dates. In addition, explain to us why and when the circumstances of these contracts will change in order to reduce the unbilled revenues. That is, explain why and when either actual hourly usage will increase or the number of deliverables will decrease. And finally, quantify for us the amount of unbilled revenues that is attributable to the United Airlines contract.

The unbilled revenues recorded as an asset will be billed to the customers under the PBTH arrangements.  Approximately $11 million of the September 30, 2006 balance represented billings based on September’s flight hours invoiced in October.  Monthly billings for these contracts are consistent with expectations at the time we entered into the contracts.  The deliverables provided under these contracts are also consistent with expectations.  Management anticipated that based on the schedule of work to be performed under certain of the contracts, the fair value of the deliverables would be greater than the cumulative billings at certain points within the terms of the contracts.

Management anticipated at the negotiation of the contracts that the airlines’ fleets would generally have engines at the mid and later stages of service cycles.  This would result in the Company providing repair services in the early part of the contract which exceed the amount billable based on hours flown.  As such, the unbilled receivables were expected to increase in the first few years of each contract and will gradually reduce to zero over the term of the contract.  The unbilled receivable balance has increased over the past year as the majority of the contracts are in the early years of their contract terms.

For example, one of the contracts covers a defined fleet of 34 engine overhauls over the five year term of the contract.  To date, within the first 20 months of the contract, we have overhauled 16 of the 34 engines (i.e., 47% of the work completed in the first 33% of the contract term) with the remaining 18 engines scheduled to be overhauled over the remaining 40 months of the contract.  Based on monthly billings and deliverables for the balance of the contract, the Company expects that the existing unbilled receivable balance will be realized over the remaining term of the contract.  Any unscheduled overhauls that may occur during the remaining term of the contract due to events such as catastrophic failure or foreign object damage are billable outside of the PBTH arrangement.

The balance of unbilled receivables associated with the United contract was $*** as of September 30, 2006 of which $*** represented September flight hours invoiced in October.

2.

Please tell us both (1) the estimated contract value and (2) the estimated fair value of repair and overhaul services and part replacements, for the United Airlines contract, as of the date of contract execution. In addition, tell us whether United Airlines reviewed these amounts.

At the date of contract execution, the estimated contract value of the United contract was $*** and the estimated fair value of repair services and part replacements was $***.  These amounts were reviewed with United.  The difference as a percentage of the estimated contract value has remained at ***% since the execution of the contract.

3.

Please explain to us how you have considered paragraph 14 of EITF 00-21 in accounting for the above referenced contracts. Under paragraph 14, “the amount allocated to a delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount).” In that regard, we assume you would only be permitted to continue billing under the contract (and thus recover the unbilled receivable balance) if you continue to perform as specified under the contract. Since your unbilled revenues are contingent upon both your continued performance and the actual hourly usage subsequent to a balance sheet date, please explain why these revenues would not be considered “contingent” for purposes of applying paragraph 14. If these revenues are in fact contingent, it is unclear why revenue attributed to delivered items has not been limited to amounts that can actually be billed as of a balance sheet date. In summary, please explain to us in detail how your accounting is consistent with paragraph 14 of EITF 00-21.

For the services provided that make up the unbilled balance, once the part is repaired and delivered to the customer there are no further performance obligations.  The delivered items have standalone value, are placed in service by the customer and are not affected by the future delivery of additional items or the performance of additional services.

According to published analysis of EITF 00-21, ‘the intent of the Task Force was that the contingent revenue provisions of paragraph 14 are applicable to amounts that are specifically agreed to and specified in the agreement that represent consideration that would not be received in the event that the seller does not complete performance’.  In any of the contracts, the Company has not given up its right to collect for services performed.

The Company has followed the guidance outlined in paragraphs 14 and 15 of EITF 00-21.  As previously noted, certain of the contracts contain specific provisions that provide for the recoverability of the unbilled amounts in the event of contract termination by either party.  For the contracts that do not contain specific provisions that address the rights and obligations of each party in the event of contract termination, the Company has obtained a legal evaluation of all the contracts and has determined that upon termination by either party, Sequa would be entitled to recover the value of services performed up to the date of termination without providing any future services.  As such, the unbilled revenue balances are not contingent on future performance.

4.

Please explain to us how you have considered paragraph 15 of EITF 00-21 in accounting for the above referenced contracts. Specifically, paragraph 15 states that “the measurement of revenue per period should be limited to the measurement that results from assuming that cancellation of the arrangement will not occur.” Consequently, revenue under your contracts is limited to the amount that you are contractually entitled to as of the balance sheet date assuming no customer cancellation. Under this first sentence you cannot assume contract cancellation since it is under the control of a customer. Paragraph 15 presents a dual part test, whereas you must apply the first sentence to the arrangements, and then, only after you have limited the revenue under the first sentence, can you apply the customer contract cancellation provisions to any unbilled receivable.

In determining the total arrangement consideration and for purposes of measuring revenue each period, the Company assumes that both parties will perform under the contracts.  The unbilled balance is reviewed on a quarterly basis to ensure that the amounts are realizable based on the expected billings remaining under the contract assuming that the contracts are not cancelled.   If this review results in an impairment of the unbilled balance, then the Company would record this impairment prior to applying the limitations imposed by the cancellation provisions of the contracts.

5.

In regard to the customer cancellation provisions, please also explain to us how you have applied the second sentence in paragraph 15 to the termination for convenience provision in the United Airlines contract. Under paragraph 20.2 of this contract, “United will pay to Seller all costs incurred by Seller.” It appears that this provision would require you to limit the amount of revenue to actual costs incurred without regard to revenue attributable to any normal gross profit or an expected service mark-up.

Paragraph 20.2 of the United contract states that ‘United will pay to Seller all costs incurred by Seller which can be reasonably allocated to uncompleted Services or Products’.   This paragraph addresses the recoverability of any work in process at the time of contract termination.  In regard to the unbilled balance, the Company is entitled to billings during the notification period required prior to the effective date of a termination at a baseline number of hours at a specified rate.  The amount of these billings exceeds the unbilled revenue balance.

6.

Please explain to us how you have applied the “more favorable terms” provision included in the United Airlines contract to your accounting for the underlying contract. The provision dictates that the price you charge United Airlines under the contract for goods and services is not to be greater than the price you charge other customers for the sale of “comparable goods and services.” You have previously indicated that “[t]he fair value of each undelivered item expected to be provided over the term of the contract is based on the price [you] charge other customers for similar deliverables when sold on a stand alone basis.” Since the total arrangement consideration for United Airlines contract exceeds the aggregate fair value of all repairs estimated to be delivered under the arrangement, it appears that you are charging United Airlines more than other customers. Consequently, it appears inappropriate to recognize revenue in an amount greater than the price you charge customers for similar deliverables when sold on a stand alone basis if this amount is potentially forfeitable.

The amount charged to United represents the fair value of the delivered services and complies with the ‘more favorable terms’ provision of the contract.  The Company does not charge a lower price to any other customer for comparable goods and services.  The ‘Prices’ referred to in this provision is defined as inclusive of prices, terms and conditions.  The services provided to United include the component repairs (for which the fair value is based on the amount charged to other customers) as well as the delivery of the repairs within the terms of the contract.  The terms of this contract include, among other things, a turn around time of 72 hours which requires the Company to maintain and manage a significant level of inventory which is exclusive to this contract.  Similar terms and conditions are not currently being provided to any other customer.  Further, if the Company did offer a lower price to another customer for comparable goods and services under similar terms and conditions as the United contract, this provision would require the Company to immediately offer the same lower price to United on a prospective basis.  The revenue previously recognized for delivered items would not be subject to the lower price and is not potentially forfeitable.

We trust that, in providing all of the requested information, we have been responsive to the Comment Letter.  If you have any questions relating to the Company’s responses to the Comment Letter, please call me at 201-343-1122 extension 2244.

Very truly yours,

/s/ Donna M. Costello

Donna M. Costello

Vice President and Controller

cc:

Kenneth J. Binder

– Senior Vice President, Finance

Diane C. Bunt

– Secretary and Senior Associate General Counsel

Joseph Duggan

– KPMG LLP

Peter Tryhane

– Ernst & Young LLP

FOIA Office

– Via Fed Ex